

September 9, 2015

Via Electronic Mail
Christopher L. Kaufman, Esq.
Latham & Watkins LLP
140 Scott Drive
Menlo Park, CA 94025

> **Re: Ikanos Communications, Inc.**
> **Schedule 13D/A filed by Tallwood III, L.P., Tallwood III Partners, L.P.,**
> **Tallwodd III Associates, L.P. Tallwood III Annex Management, LLC,**
> **Tallwood III Annex, L.P., Tallwood Partners, LLC, Tallwood III**
> **Management, LLC**
> **Filed October 3, 2014**
> **File No. 5-81084**

Dear Mr. Kaufman:

We have reviewed the above referenced filing and have the following comments.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Reference is made to staff comments issued telephonically on Friday, September 4, 2015. In that regard, we note the filing persons' agreement, as evidenced in the Tender & Support Agreement dated August 5, 2015 and filed as an exhibit to the Schedule 14D-9 filed by Ikanos Communications, Inc. to, among other things, tender their shares in support of the offer by Qualcomm affiliated entities for all outstanding shares of Ikanos Communications, Inc. We further note the absence of any amendment to the filing persons' beneficial ownership reports since October 2014. Please refer to the requirements in Rule 13d-2(a) and advise. In addition, please refer to Compliance & Disclosure Interpretation 104.03, which is available at http://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm for additional guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

· the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions